SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                -----------------

                          OFFICIAL PAYMENTS CORPORATION
                       (Name of Subject Company (Issuer))

                        KINGFISH ACQUISITION CORPORATION
              a wholly-owned subsidiary of Tier Technologies, Inc.
                                       and
                             TIER TECHNOLOGIES, INC.
                      (Names of Filing Persons (Offerors))

                                -----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                -----------------

                                   676235 10 4
                      (CUSIP Number of Class of Securities)

                                -----------------

                                JAMES L. BILDNER
                             TIER TECHNOLOGIES, INC.
                           1350 TREAT BLVD., SUITE 250
                             WALNUT CREEK, CA 94596
                            TELEPHONE: (925) 937-3950
                            FACSIMILE: (925) 937-3752

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              BRUCE R. DEMING, ESQ.
                              JACK G. MARTEL, ESQ.
                           FARELLA BRAUN + MARTEL LLP
                        235 MONTGOMERY STREET, 30TH FLOOR
                             SAN FRANCISCO, CA 94104
                            TELEPHONE: (415) 954-4400
                            FACSIMILE: (415) 954-4480

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation $86,154,144*                  Amount of filing fee $17,231
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, as well as the exercise of all exercisable and outstanding stock options, of Official Payments Corporation at a price of $3.00 per share, without interest. As of June 6, 2002, there were 22,952,876 shares issued and outstanding and 5,765,172 shares underlying stock options. Based on the foregoing, the transaction value is equal to the product of 28,718,048 shares and $3.00 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amounts Previously Paid: An aggregate of $13,887 from three overpayments ($9,634.35; $3,084.19; and
                                   $1,168.46; respectively)

          Forms or Registration No.: Registration No. 333-74192 (Forms S-3,
                                     S-3/A and S-3MEF, respectively)

          Filing Party: Tier Technologies, Inc.

          Dates Filed: November 29, 2001; December 17, 2001 and December 18,
                       2001; respectively

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
          [X] third-party tender offer subject to Rule 14d-1.
          [ ] issuer tender offer subject to Rule 13e-4.
          [ ] going-private transaction subject to Rule 13e-3.
          [ ] amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement, as amended, on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on June 11, 2002, relating to a tender offer by Kingfish Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Tier Technologies, Inc., a California corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Official Payments Corporation, a Delaware corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet

     The first sentence on the cover page of the Offer to Purchase is hereby amended to read as follows:

          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JULY 9, 2002, UNLESS THE OFFER IS EXTENDED.

     Question and Answer No. 4 on page 1 of the Offer to Purchase is hereby amended to read as follows:

     4. Q.  HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

        A. You have until 12:00 midnight, New York City time, on July 9, 2002. Under certain circumstances, we may extend the offer. If the offer is extended, we will issue a press release announcing the extension on the first business morning following the date the offer was scheduled to expire. See Section 1.

     Question and Answer No. 12 on page 2 of the Offer to Purchase is hereby amended to read as follows:

     12. Q. HAVE ANY STOCKHOLDERS ALREADY DECIDED TO TENDER THEIR SHARES?

         A. Yes. Comerica Incorporated, Beranson Holdings, Inc. and Michaella Stern, the controlling stockholder of Beranson Holdings and widow of Kenneth Stern, Official Payments' founder and former president and director, have each agreed to tender all of their outstanding shares of Official Payments stock and shares underlying Official Payments stock options in the offer. Their shares represent approximately 14.6 million shares of issued and outstanding common stock. These shares represent approximately 63.8% of the issued and outstanding shares of Official Payments and approximately 55.8% of the shares on a fully-diluted basis (giving effect to the exercise of all options exercisable at an exercise price of $3.00 or less per share, whether or not exercised at the time of determination).

Item 2. Subject Company Information

     (b) The second sentence of the first paragraph on page 6 of the Offer to Purchase is amended to read as follows:

          The term "Expiration Date" means 12:00 midnight, New York City time, on July 9, 2002, unless and until Purchaser, in accordance with the terms of the Offer, but subject to the limitations set forth in the Merger Agreement, extends the period of time for which the Offer is open, in which event the term "Expiration Date" means the time and date at which the Offer, as so extended by Purchaser, will expire.

     The last sentence of the first full paragraph on page 7 of the Offer to Purchase is amended to read as follows:

          For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     The fourth sentence of the second full paragraph on page 7 of the Offer to Purchase is amended to read as follows:

          In telephone interpretations released in July 2001, the SEC expressed the view that adding a Subsequent Offering Period would not require advance notice provided the following conditions were satisfied: (a) the initial offering material disclosed that the Purchaser may include a Subsequent Offering Period and describes what a Subsequent Offering Period is; (b) in the notice announcing the results of the initial Offer period required by Rule 14d-11(d), Purchaser announces and begins the Subsequent Offering Period; and (c) if Purchaser has definitively decided or is contractually obligated to provide a Subsequent Offering Period, the initial offer to purchase must disclose this information and may not merely reserve the right to provide a Subsequent Offering Period. However, if Purchaser announces that it will provide a Subsequent Offering Period and later decides not to provide such a period, that would constitute a material change to the Offer which would require five days' advance notice.

Item 4. Terms of the Transaction

     (a)(1)(i-viii, xii) The information contained in Item 2(b) above is incorporated by reference herein.

          The paragraph beginning on page 11 and continuing onto page 12 of the Offer to Purchase is amended to read as follows:

          EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER AND THE MERGER, INCLUDING FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES.

          The first paragraph under the heading "14. CERTAIN CONDITIONS OF THE OFFER" on page 27 of the Offer to Purchase is amended to read as follows:

               For the purposes of this Section 14, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. In all events, all conditions to the Offer, other than those dependent on the receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offer. Notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer, if (i) any applicable waiting period under the HSR Act has not expired or terminated, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after May 30, 2002 and (except in the case of clause (a), (b) or (g)) continuing in effect for a period of 10 days following notice by the Parent to the Company, any of the following events shall occur (other than as a result of any action or inaction of Parent or any of its subsidiaries which constitutes a breach of this Agreement):

          The paragraph immediately following paragraph (h) on page 28 of the Offer to Purchase is amended to read as follows:

          which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition makes it inadvisable to proceed with the Merger, the Offer and/or with such acceptance for payment of or payment for Shares.

          The first full paragraph on page 29 of the Offer to Purchase is amended to read as follows:

               The foregoing conditions are for the sole benefit of Parent and Purchaser, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, prior to the expiration of the Offer, in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the preceding two sentences, all conditions to the Offer, other than those dependent on the receipt of necessary government approvals, must be satisfied of waived before the expiration of the Offer.

Item 7. Source and Amount of Funds or Other Consideration

     (a) The last sentence of the paragraph under the heading "12. SOURCE AND AMOUNT OF FUNDS" on page 27 of the Offer to Purchase is amended to read as follows:

          Parent expects to fund any necessary capital contributions or advances to Purchaser through the use of cash on hand and other internally generated funds.

Item 11. Additional Information

     (a) The information contained in Item 2(b) above is incorporated by reference herein.

     (b) On June 20, 2002, Parent issued a press release regarding extension of the Offer until 12:00 midnight, New York City time, on July 9, 2002, the full text of which is filed as Exhibit (a)(5)(B) to this Amendment No. 2 on Schedule TO and incorporated by reference herein.

Item 12. Exhibits

     (a)(1)(A) Offer to Purchase, dated February 25, 2000.

     (a)(1)(B) Letter of Transmittal.

     (a)(1)(C) Notice of Guaranteed Delivery.

     (a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.

     (a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.

     (a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.

     (a)(5)(B) Press release issued by Parent, dated June 20, 2002, regarding extension of the Offer until 12:00 midnight, New York City time, on July 9, 2002.

     (b)       Not applicable.

     (d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.

     (d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.

     (d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.

     (d)(4)    Form of Employment Agreement.

     (g)       Not applicable.

     (h)       Not applicable.

Signature. After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              KINGFISH ACQUISITION CORPORATION

                              By:  /s/ James L. Bildner
                                   ------------------------------
                              Name: James L. Bildner
                              Title:  President and Chief Executive Officer
                              Date: June 20, 2002

                              TIER TECHNOLOGIES, INC.

                              By:  /s/ James L. Bildner
                                   ------------------------------
                                   Name: James L. Bildner
                                   Title:  Chairman and Chief Executive Officer
                                   Date: June 20, 2002

EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

(a)(1)(A)   Offer to Purchase, dated June 11, 2002.*

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.*

(a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.*

(a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.*

(a)(5)(B) Press release issued by Parent, dated June 20, 2002, regarding extension of the Offer until 12:00 midnight, New York City time, on July 9, 2002.

(d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.*

(d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.*

(d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.*

(d)(4)      Form of Employment Agreement.*

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* Previously filed.